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SECURITI|_____|)N
V



08032131

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-67673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____07/01/07____ AND ENDING ____06/30/08____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **COLONNADE SECURITIES LLC**

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

200 West Adams Street   Suite 2005
(No. and Street)

Chicago   Illinois   60606-5208
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stuart Miller   312-425-8145
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion in contained in this Report*

Trimarco, Radencich, Schwartz & Mrazek, LLC
(Name - *if individual, state last, first middle name*)

1775 Legacy Circle	Naperville	Illinois	60563
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Acountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Stuart Miller_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Colonnade. Securities LLC_____ _____, as of ____June 30, 2008_ ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Chief Financial Officer
Title

Notary Public

"OFFICIAL SEAL"
LAURA L LIGHTHOLDER
COMMISSION EXPIRES 10/01/10
NOTARY PUBLIC STATE OF ILLINOIS

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities subordinated to claims of creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors Report on Internal Control Structure.

**For conditions of confidential treatment of certain portions or this filing, see section 240. 17a-5(e)(3).*

COLONNADE SECURITIES LLC

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2008

COLONNADE SECURITIES LLC

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2008

CONTENTS

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7
Supplementary Information:	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	8
Exemptive Provisions under Rule 15c3-3	9
Independent Auditors' Report on Internal Control	10 - 11

Trimarco
Radencich
Schwartz &
Mrazek, LLC

1775 Legacy Circle
Naperville IL 60563
P630.505.0051
F630.505.0052
www.tsrcpa.com

To the Member of
Colonnade Securities LLC
Chicago, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Colonnade Securities LLC as of June 30, 2008, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colonnade Securities LLC as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information on pages 8-9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Trimarco, Radencich, Schwartz & Mrazek, LLC

July 22, 2008
Naperville, Illinois

1

COLONNADE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

ASSETS

Cash	$	72,135
Total assets	$	72,135

MEMBER'S EQUITY

Total member's equity	$	72,135

See notes to financial statements.

COLONNADE SECURITIES LLC

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2008

Revenues:			
Fees	$ 880,604		
Total revenues		$	880,604
Expenses:			
Occupancy expenses	60,408		
Other operating expenses	16,197		
Total expenses			76,605
Net income		$	803,999

See notes to financial statements.

COLONNADE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED JUNE 30, 2008

Balance at beginning of year	$	23,136
Net income		803,999
Contributions		50,000
Distributions to member		(805,000)
Balance at end of year	$	72,135

See notes to financial statements.

COLONNADE SECURITIES LLC

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2008

Cash flows from operating activities:		
Net income	$ 803,999	
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses	(8,914)	
Net cash provided by operating activities		$ 795,085
Cash flows from financing activities:		
Contributions from member	50,000	
Distributions paid to member	(805,000)	
Net cash used by financing activities		(755,000)
Net increase in cash		40,085
Cash at beginning of year		32,050
Cash at end of year		$ 72,135

See notes to financial statements.

COLONNADE SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2008

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware limited liability company organized in August 2002 and is a wholly owned subsidiary of Colonnade Advisors LLC. The Company provides merger and acquisition advisory services for companies throughout the country.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Advisory fees are recognized when earned.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities with an original maturity of six months or less to be cash equivalents.

Income Taxes

The Company is a single member limited liability company, and, therefore, the Company income is taxable to the member. Accordingly, no provision has been made for income taxes.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. At June 30, 2008, the Company had net capital of $72,135 which was $67,135 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.000 to 1.0.

6

COLONNADE SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2008

NOTE 3. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its member. During the year ended June 30, 2008, the member provided office space and various administrative and operating services to the Company for which they were paid $60,408.

NOTE 4. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits and accounts receivable.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

NOTE 5. MEMBER'S LIABILITY, INTERESTS, RIGHTS, PREFERENCES AND PRIVILEGES

The Company is a Delaware limited liability company established August 2002, with a term that is perpetual. The Company's operating agreement specifies the following information relating to its members:

Member's liability limitation
Rights and obligations of members
Member's contributions to the company and capital accounts
Allocations, income tax, distributions, elections and reports of members
Transferability and redemption of member's interests
Additional members

SUPPLEMENTARY INFORMATION

COLONNADE SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2008

Total member's equity qualified for net capital	$	72,135
Deductions:		
Non-allowable assets:		-
Other deductions		-
Net capital before haircuts on securities positions		72,135
Haircuts on securities		-
Net capital	$	72,135

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of A.I.)	$	-
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	67,135

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$	-
Ratio: Aggregate indebtedness to net capital		-

Note: There are no material differences between the above computations and the Company's corresponding unaudited Focus - Part II filing.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(i) of that rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Trimarco
Radencich
Schwartz &
Mrazek, LLC

1775 Legacy Circle
Naperville IL 60563
P630.505.0051
F630.505.0052
www.tsrcpa.com

To the Member of
Colonnade Securities LLC
Chicago, Illinois

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements of Colonnade Securities LLC ("Company") for the year ended June 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants   Strategies in Business

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Trimarco, Radencich, Schwartz & Mrazek, LLC

July 22, 2008
Naperville, Illinois

END

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